PRIMERO REPORTS SECOND QUARTER 2014;

SAN DIMAS DELIVERS RECORD PRODUCTION

(Please note that all dollar amounts in this news release are expressed in U.S. dollars. Refer to the second quarter 2014 management’s discussion and analysis (MD&A) and unaudited financial statements for more information.)

Toronto, Ontario, August 7, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today reported operational and financial results for the second quarter ended June 30, 2014. During the second quarter the Company reported record production of 63,414 gold equivalent ounces1, compared to 39,089 gold equivalent ounces in the same period of 2013 and adjusted net income2 of $1.1 million ($0.01 per share).

“The second quarter highlighted the value and success of the first phase of the expansion of the San Dimas mine,” stated Mr. Joseph F. Conway, Chief Executive Officer. “The San Dimas mill successfully operated at close to its new capacity of 2,500 tonnes per day for the entire second quarter delivering record production for the Company. We are also very pleased to have announced earlier today the approval of the second phase of the expansion at San Dimas to 3,000 tonnes per day, elevating annual production from that mine to approximately 215,000 gold equivalent ounces from the end of the second quarter of 2016. During the second quarter we were also focused on improving the operating results from our recently acquired Black Fox mine. We have begun the process of investing in and optimizing the operation and are encouraged by the 29% increase in gold production this quarter over last quarter, although the grades mined were below expectation and the current low level of long-hole mining needs to be addressed. We understand what needs to be achieved and look forward to continuing to deliver improving results from Black Fox throughout the year.”

Second Quarter Highlights:

  Record Quarterly Production: Production increased by 62% to 63,414 gold equivalent ounces (including a record 32,895 ounces of gold and 1.5 million ounces of silver from San Dimas and 17,166 ounces of gold from Black Fox), compared to 39,089 gold equivalent ounces in the same period of 2013;

  Record Revenue: Record revenues of $79.7 million, with adjusted net income2 of $1.1 million ($0.01 per share) and operating cash flow before working capital changes3 of $26.4 million ($0.17 per share);

  Line of Credit Established: Cash position of $44.2 million plus available credit of $45 million at June 30, 2014;

  Highest Spot Silver Sales: Highest ever silver sales at spot prices of 0.8 million ounces, compared to 0.6 million ounces in the same period in 2013;

  Construction Decision on San Dimas Expansion to 3,000 TPD: The Company announced earlier today a further expansion of the San Dimas mine and mill to 3,000 tonnes per day (“TPD”).

San Dimas Delivers Record Production; Black Fox Shows Positive Progress

The Company produced a total of 63,414 gold equivalent ounces¹ in Q2 2014, a 62% increase compared to 39,089 gold equivalent ounces in Q2 2013. Gold and silver production increased to 50,061 ounces and 1.49 million ounces, respectively, in Q2 2014 from 26,904 ounces and 1.46 million ounces in Q2 2013.

The Company incurred combined total cash costs per gold equivalent ounce4 of $672 for Q2 2014, compared to $551 for Q2 2013. On a by-product basis, total cash costs per gold ounce were $508 for Q2 2014, compared to $167 for Q2 2013. All-in sustaining costs per ounce5 were $1,228 for Q2 2014, compared to $659 in Q2 2013. San Dimas produced 46,248 gold equivalent ounces (32,895 ounces of gold and 1.5 million ounces of silver) during the second quarter of 2014, 18% more than the same period in 2013. The increase in production was mainly due to 9% higher throughput and a 17% higher gold grade when comparing the same periods. The throughput increase was due to the mill expansion to 2,500 TPD being completed during the first quarter, with throughput in the second quarter averaging 2,405 TPD. Throughput was impacted by a planned nine day shutdown at the Company’s hydro-power facility in order to expand its capacity.

San Dimas total cash costs on a gold equivalent and by-product basis in the second quarter 2014 were $551 and $252 per ounce, respectively, consistent with $551 and $167 per ounce, respectively, in the second quarter 2013. Higher operating costs were offset by an 18% increase in gold equivalent ounces produced. All-in sustaining costs5 at San Dimas were $626 per ounce in the second quarter 2014, compared with $588 per ounce in the same period of 2013. Increased sustaining capital expenditures were offset by a 22% increase in gold ounces produced in the second quarter of 2014 compared with the second quarter of 2013.

Black Fox produced 17,166 ounces of gold during the second quarter of 2014, the first full quarter for which the Company owned the Black Fox Mine. This represented a 29% increase in production compared to the previous quarter and 26% decline compared to the prior year period. The lower year over year production was mainly the result of lower underground and open pit grades and lower underground throughput as a result of insufficient investment in underground development and exploration. This led to a lack of available underground stopes for mining in the first half of 2014. Since acquiring the Black Fox mine, the Company has significantly increased investment in underground development and exploration, which management believes will allow the mine to return to higher production levels by the end of 2014.

Black Fox total cash costs per gold ounce increased 22% from $820 in Q2 2013 to $998 in Q2 2014, due mainly to the lower production. The Black Fox mine incurred all-in sustaining costs per gold ounce of $1,771 in Q2 2014, compared to $1,154 in Q2 2013 mainly due to lower production and higher sustaining capital expenditures in Q2 2014 than Q2 2013, primarily due to increased exploration and development and capitalization of waste. The overall strip ratio during the second quarter was 9:1, resulting in $271 per ounce of capitalized waste being included in the all-in sustaining costs. This is expected to decline significantly in the second half of 2014 as the strip ratio declines to the life of mine average of 5:1.

Revenue Increases with Expanded Production

Revenues increased to $79.7 million in the second quarter of 2014 as a result of selling 48,596 ounces of gold at an average realized price of $1,264 per ounce, and 1.58 million ounces of silver at an average realized price of $11.56 per ounce, up from $52.5 million in the second quarter of 2013, with the acquisition of Black Fox mine on March 5, 2014 accounting for $20.9 million of the increase. Revenues at San Dimas were $6.3 million higher in Q2 2014 than Q2 2013 due to a 23% increase in gold sales volumes and a 27% increase in silver spot sales, partially offset by an 8% decrease in average realized gold prices.

Gold produced at Black Fox is subject to a gold purchase agreement7 and as a result 1,334 ounces were sold to Sandstorm Gold Ltd. (“Sandstorm”) at a fixed price of $509 per ounce. Silver produced at San Dimas is subject to a silver purchase agreement6 and as a result 818,573 ounces of silver were sold to Silver Wheaton Corp. (“Silver Wheaton”) at a fixed price of $4.16 per ounce and 760,603 ounces of silver were sold at an average spot price of $19.52, compared to 603,476 ounces at an average price of $21.88 in Q2 2013.

Operating cash flow before working capital changes in the second quarter of 2014 was $26.4 million ($0.17 per share), compared to $16.9 million ($0.16 per share) in the second quarter of 2013. The increase was mainly due to $7.6 million higher cash earnings from mine operations.

The Company generated net income of $0.6 million ($0.00 per share) in Q2 2014 compared to net income of $4.2 million ($0.04 per share) in Q2 2013. Adjusted net income, which primarily excludes transaction costs and the impact of foreign exchange rate changes on deferred tax balances, was $1.1 million ($0.01 per share) for the second quarter 2014, compared with adjusted net income of $17.0 million ($0.16 per share) for the same period in 2013. The second quarter 2014 adjusted net income includes $6.2 million more share-based payment expense and $11.5 million more depreciation and depletion expense than the second quarter of 2013. The second quarter adjusted net income includes a share-based payment expense of $3.5 million ($0.02 per share).

Line of Credit Provides Financial Flexibility

The Company’s cash position was $44.2 million at June 30, 2014 down from the March 31, 2014 balance of $86.4 million. The cash balance decreased in Q2 2014 as a result of repaying $20.9 million in senior secured notes and $1.9 million of the convertible debentures both assumed upon the acquisition of Brigus, as well as the remaining balance of $27.2 million of the Goldcorp promissory note, partially offset by the Company drawing down a net amount of $28.2 million on the new line of credit.

Capital expenditures during the second quarter 2014 totaled $31.2 million, up from $16.0 million spent in Q2 2013. The increase was partly as a result of spending on the Black Fox Complex, which was not owned in the same period of 2013, and partly due to increased expenditure at the San Dimas mine due to increased equipment purchases. In 2014, capital expenditures are expected to total approximately $80.0 million excluding capitalized exploration expenses of $35.0 million.

On May 23, 2014, the Company closed a 3-year $75 million revolving line of credit. In order to provide the lenders with the required security, coincident with the closing the Company repaid the $27.2 million promissory note outstanding to a subsidiary of Goldcorp Inc. by drawing down $30 million of the line of credit.

At June 30, 2014, the balances outstanding on the convertible debentures and finance leases were $48.1 million and $15.0 million, respectively.

Outlook Maintained for 2014

Primero maintains its 2014 production guidance of between 225,000 and 245,000 gold equivalent ounces, an increase of up to 70% over 2013. Cash costs for 2014 are expected to be in the range of $650 to $700 per gold equivalent ounce.

San Dimas Expansion to 3,000 TPD Construction Decision

Earlier today, the Company announced that it has approved the second phase of the San Dimas expansion to 3,000 TPD8. The preliminary scoping study completed by the Company shows an attractive 78% after-tax IRR and a payback period of less than 12 months after project completion.

Annual production after project completion is expected to increase by more than 25% over 2014 levels to approximately 215,000 gold equivalent ounces. Cash costs are expected to drop by approximately $50 per ounce from current levels to approximately $530 per gold equivalent ounce, or $300 per gold ounce on a by-product basis.

The Company currently estimates that expanding the San Dimas mill to 3,000 TPD will require approximately $26.4 million of capital investment. The Company has retained an engineering firm with extensive plant design experience in the mining sector to assist with an optimization project that could significantly reduce this estimated capital cost and at the same time create operating cost savings through process improvement. An important feature of the expansion to 3,000 TPD is that it increases the Company’s exposure to spot silver sales as it coincides with the increase in the annual silver threshold of the San Dimas silver purchase agreement.

Black Fox Making Progress

After acquiring the Black Fox Complex in March 2014 the Company immediately began to invest in underground development, definition and delineation drilling. During the second quarter the Company successfully increased underground development by 54%, completing 1,881 metres of underground development compared to 1,329 meters in the first quarter of 2014. The Company also initiated its exploration program during the second quarter of 2014 and completed 15,500 meters of exploration and delineation drilling and 12,760 meters of definition drilling.

The Company increased underground throughput during the second quarter by 15% to approximately 460 TPD, as a result of increasing the available cut and fill stopes. It still only mined from a single underground long-hole stope, impacting underground productivity. The Company targeted 60% long-hole mining at Black Fox and only achieved 40% during the second quarter. During the remainder of 2014 the Company will be focused on opening new underground long-hole mining stopes and increasing the underground production rate.

On July 9, 20149 the Company released an updated Mineral Reserve and Mineral Resource estimation for the Black Fox Complex (including both the Black Fox mine and the adjacent Grey Fox exploration property). The Company elected to use more conservative estimation parameters, in part, in order to improve the accuracy of its mine planning. Drilling results released at the same time confirmed the extension of the Black Fox deposit at depth.

The grades mined at Black Fox during the second quarter were below the Company’s mine plan created using the recent Mineral Reserve and Mineral Resource estimation. As a result, the Company has initiated a review of the Black Fox underground grades and short-term underground mine plan that it expects to complete by the end of August 2014. The open pit grades are expected to improve throughout the remainder of 2014 and the strip ratio is expected to decline to the average life of mine ratio of 5:1.

Cerro del Gallo Project Construction Decision Delayed

On July 30, 201410 the Company provided an update on its Cerro del Gallo development project located in Guanajuato, Mexico. Primero has advanced the development of the project but has delayed a construction decision until early 2015 so it can complete the planned 2014 metallurgical testwork and drilling programs. Primero has spent $3.9 million of its 2014 $12.9 million budget and completed basic engineering and water rights acquisition and advanced land acquisition and permitting. The Company aims to complete the necessary metallurgical tests, 10,000 metres of drilling, all required land purchases and submit the permit application by the end of 2014. The Company remains focused on achieving its desired rate of return and once the 2014 program is completed can assess the economics of the project in order to make a potential construction decision in early 2015.

Conference Call and Webcast Details

The Company's senior management will host a conference call today, Thursday, August 7, 2014 at 10:00 a.m. ET to discuss the second quarter operating and financial results.

This release should be read in conjunction with Primero’s second quarter 2014 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website www.sec.gov.

Participants may join the call by dialing North America toll free 1 (866)-229-4144 or 1 (416) 216-4169 for calls outside Canada and the U.S. and entering the participant passcode 7403645#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://event.onlineseminarsolutions.com/r.htm?e=815965&s=1&k=B6B354DBE428690A5191316C02C52E9F

A recorded playback of the call will be available until, Friday, November 6, 2014 by dialing North America toll free 1 (888) 843-7419 or 1 (630) 652-3042 for calls outside Canada and the U.S. and entering the call back passcode 7403645#

(1) “Gold equivalent ounces” include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the second quarter 2014 for San Dimas was based on realized prices of $1,286 per ounce of gold and $11.56 per ounce of silver. The ratio used for the 2014 guidance projection is 151:1 based on estimated average prices of $1,200 per ounce of gold and $7.96 per ounce of silver.

(2) Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the second quarter 2014 MD&A for a reconciliation of adjusted net income (loss) to reported net income (loss).

(3) “Operating cash flow” is operating cash flow before working capital changes. This and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the second quarter 2014 MD&A for a reconciliation of operating cash flows to GAAP.

(4) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a byproduct basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the second quarter 2014 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(5) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Corporate general and administrative expenses are included in the computation of all-in sustaining costs per consolidated gold ounce. Refer to the Company’s second quarter 2014 financial statements and MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(6) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.12 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(7) Black Fox was subject to a gold purchase agreement which continues and was assumed by the Company upon its acquisition of the mine. According to the gold purchase agreement, Sandstorm is entitled to 8% of production at the Black Fox mine and 6.3% at the Black Fox Extension.

(8) Refer to today’s news releases “Primero Announces Expansion of its San Dimas Mine To 3,000 TPD” as filed on SEDAR at www.sedar.com.

(9) Refer to the July 9, 2014 news releases “Primero Announces High-Grade Black Fox Complex Drilling Results and Reports Updated Reserves And Resources” as filed on SEDAR at www.sedar.com.

(10) Refer to the July 30, 2014 news releases “Primero Provides Cerro Del Gallo Project Update” as filed on SEDAR at www.sedar.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “if approved”, “forecasts”, “intends”, “anticipates”, “believes”, “in order to” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “will allow”, “will enhance” or “will include” or similar statements or the negative connotation thereof. Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future, such as “is updating” or “is also assessing” or other statements that may be stated in the present tense and are not historical facts or words with future implication such as “opportunity”, “promising”.

Forward-looking statements in this news release include, but are not limited to, statements regarding the level and timing of gold equivalent production at San Dimas and Black Fox; the realization of silver sales at spot prices; the amount of gold equivalent ounces produced in 2014, the cash costs and all-in sustaining costs for 2014; the capital expenditures in 2014; the Company’s intentions and expectations respecting the expansion of San Dimas production to 3,000 TPD; the Black Fox underground development and ability to open new mining areas in 2014; the amount of ore from the Company’s operations in 2014; three-year plan forecasts; the plans for Cero del Gallo and the intentions to make a construction decision in respect of the project; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets and plans; the ability to generate significant free cash flow while repaying debt and also internally funding future growth; optimization and expansion initiatives; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; the amount of silver that the Company will sell at spot prices in 2014; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that the Company will be in a position to make a decision respecting the construction of Cerro del Gallo when anticipated and that such decision will be positive; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico and Canada will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; the Company may not be able to expand production at San Dimas as anticipated or generate significant free cash flow; the Company may not be able to develop the Cerro del Gallo asset or realize anticipated production levels; the Company may not be successful in returning the Black Fox mine to higher production levels; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL & OPERATING RESULTS

(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

SUMMARIZED FINANCIAL DATA

	Three months ended		Six months ended June
	June 30,		30,
	2014¹	2013	2014¹	2013
Key Performance Data
Tonnes of ore milled	428,778	201,680	667,344	385,491
Produced
Gold equivalent (ounces)	63,414	39,089	103,172	66,745
Gold (ounces)	50,061	26,904	82,339	51,095
Silver (million ounces)	1.49	1.46	3.00	2.83
Sold
Gold equivalent (ounces)	62,791	37,555	100,040	66,029
Gold (ounces)	48,596	25,692	79,179	50,428
Silver (million ounces)	1.58	1.42	2.93	2.90
Average realized prices
Gold ($/ounce)²	$1,264	$1,398	$1,276	$1,510
Silver ($/ounce)²	$11.56	$11.66	$9.20	$7.82
Average gold London PM fix	$1,288	$1,415	$1,291	$1,523
Total cash costs (per gold ounce)
Gold equivalent basis	$672	$551	$677	$620
By-product basis	$508	$167	$522	$377
All-in sustaining costs (per gold ounce)	$1,228	$659	$1,288	$943

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	79,669	52,475	127,938	98,796
Earnings from mine operations	19,676	23,593	27,941	39,299
Net income (loss)	572	4,241	(8,513)	21,565
Adjusted net income (loss)	1,052	17,039	(1,828)	26,140
Basic income (loss) per share	0.00	0.04	(0.06)	0.21
Diluted income (loss) per share	0.00	0.04	(0.06)	0.21
Adjusted net income (loss) per share	0.01	0.16	(0.01)	0.26
Operating cash flows before working capital changes	26,431	16,932	32,344	36,443
Assets
Mining interests	955,587	600,525	955,587	600,525
Total assets	1,207,602	780,316	1,207,602	780,316
Liabilities
Long-term liabilities	189,743	49,678	189,743	49,678
Total liabilities	249,388	95,567	249,388	95,567
Equity	958,214	684,749	958,214	684,749
Weighted average shares outstanding (basic)(000's)	159,617	105,345	144,108	101,321
Weighted average shares outstanding (diluted)(000's)	161,321	105,696	145,582	101,817

(1)	Includes the results for the period for which the Black Fox Complex, acquired on March 5, 2014, was owned by Primero (March 5, 2014 to March 31, 2014).

(2)

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton at the San Dimas mine.

SUMMARIZED OPERATING DATA

San Dimas

		Three months ended
	30-Jun-14	31-M ar-14	31-Dec-13	30-Sep-13	30-Jun-13
Key Performance Data
Tonnes of ore mined	196,025	218,032	205,345	198,222	207,263
Tonnes of ore milled	218,830	198,570	181,626	199,812	201,680
Average millhead grade (gram s/tonne)
Gold	4.97	4.76	5.17	5.08	4.25
Silver	230	260	292	265	236
Average recovery rate (% )
Gold	94%	93%	96%	97%	98%
Silver	92%	91%	94%	95%	96%
Produced
Gold equivalent (ounces)	46,248	35,662	34,371	41,998	39,089
Gold (ounces)	32,895	28,182	29,097	31,791	26,904
Silver (million ounces)	1.49	1.51	1.60	1.62	1.46
Sold
Gold equivalent (ounces)	45,737	31,926	37,733	40,210	37,555
Gold (ounces)	31,542	25,260	32,157	30,261	25,692
Silver at fixed price (million ounces)	0.82	1.15	1.69	1.18	0.82
Silver at spot (million ounces)	0.76	0.19	-	0.40	0.60
Average realized price (per ounce)
Gold	$1,286	$1,300	$1,265	$1,338	$1,398
Silver	$11.56	$6.44	$4.16	$8.42	$11.66
Total cash operating costs ($000s)	$25,474	$22,540	$22,676	$21,660	$21,530
Total cash costs (per gold ounce)
Gold equivalent basis	$551	$632	$660	$516	$551
By-product basis	$252	$455	$550	$252	$167
All-in sustaining costs (per ounce)¹	$626	$893	$1,151	$751	$588

(1)

Total cash costs per gold ounce on a gold equivalent and by-product basis and all-in sustaining costs are non-GAAP financial measures. Refer to the Company’s second quarter 2014 MD&A for a reconciliation to operating expenses.

Black Fox

	Three months ended	For the period	Three months ended
		March 5, 2014 -
	30-Jun-14	March 31, 2014	31-Mar-14	31-Dec-13	30-Sep-13	30-Jun-13
Key Performance Data
Open pit mining
Tonnes of ore mined	247,029	55,422	166,753	161,895	152,709	149,825
Average grade(gram s/tonne)
Gold	1.85	2.17	1.89	2.20	2.88	2.70
Underground mining
Tonnes of ore mined	41,739	8,096	36,211	68,294	74,628	82,616
Average grade (gram s/tonne)
Gold	4.33	5.65	5.00	6.07	5.69	5.93
Open pit and underground
Tonnes of ore milled	209,948	39,996	149,803	206,914	207,559	154,667
Average millhead grade(gram s/tonne)	2.69	3.36	2.96	3.53	4.34	4.97
Average recovery rate(% )
Gold	95%	95%	93%	93%	94%	94%
Produced
Gold equivalent (ounces)	17,166	4,096	13,298	21,916	27,174	23,304
Gold (ounces)	17,166	4,096	13,298	21,916	27,174	23,304
Sold
Gold equivalent (ounces)	17,054	5,323	15,620	20,582	28,344	22,490
Gold at spot price (ounces)	15,720	5,008	14,176	18,992	25,963	20,745
Gold at fixed price (ounces)	1,334	315	1,444	1,590	2,381	1,745
Average realized price (per ounce)
Gold	$1,224	$1,272	$1,242	$1,249	$1,301	$1,352
Total cash operating costs ($000s)¹	$17,127	$4,726	$18,732	$20,376	$16,714	$19,107
Total cash costs (per gold ounce)
Gold equivalent basis	$998	$1,154	$1,409	$930	$615	$820
All-in sustaining costs (per ounce)²	$1,771	$1,480	$1,825	$1,336	$905	$1,154

(1)

The Company reports total cash costs on a production basis, where the prior owner of Black Fox reported total cash costs on a sales basis, consequently the reported total cash costs, cash costs per gold ounce, and all-in sustaining costs per ounce for Black Fox for historical periods will differ from those reported by the prior owner.

(2)

Total cash costs per gold ounce on a gold equivalent and by-product basis and all-in sustaining costs are non-GAAP financial measures. Refer to the Company’s second quarter 2014 MD&A for a reconciliation to operating expenses.

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND
COMPREHENSIVE (LOSS) INCOM E
THREE AND SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
	$	$	$	$

Revenue	79,669	52,475	127,938	98,796

Operating expenses	(40,387)	(20,813)	(68,070)	(43,276)
Depreciation and depletion	(19,606)	(8,069)	(31,927)	(16,221)
Total cost of sales	(59,993)	(28,882)	(99,997)	(59,497)

Earnings from mine operations	19,676	23,593	27,941	39,299
General and administrative expenses	(10,524)	(1,907)	(23,877)	(9,703)

Earnings (loss) from operations	9,152	21,686	4,064	29,596
Transaction costs and other expenses	(498)	(5,755)	(7,765)	(6,082)
Foreign exchange (loss) gain	(2,250)	651	(2,608)	(710)
Finance income	65	40	184	151
Finance expense	(1,785)	(415)	(2,308)	(924)
Share of equity-accounted investment results	(77)	-	(679)	-
Gain on derivative liability	286	-	286	-

Earnings (loss) before income taxes	4,893	16,207	(8,826)	22,031

Income tax (expense) recovery	(4,321)	(11,966)	313	(466)

Net income (loss) for the period	572	4,241	(8,513)	21,565

Other comprehensive income
Items not subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations	1,035	(4,136)	1,239	(3,790)
Total comprehensive income (loss) for the period	1,607	105	(7,274)	17,775

Basic (loss) income per share	0.00	0.04	(0.06)	0.21
Diluted (loss) income per share	0.00	0.04	(0.06)	0.21

Weighted average number of common shares outstanding
Basic	159,616,775	105,344,778	144,107,966	101,320,723
Diluted	161,320,681	105,696,266	145,582,448	101,817,431

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars)
(Unaudited)

	June 30,	December 31,
	2014	2013
	$	$

Assets
Current assets
Cash and cash equivalents	44,168	110,711
Trade and other receivables	6,363	4,794
Taxes receivable	20,480	10,224
Prepaid expenses	8,513	7,729
Inventories	20,783	12,171
Total current assets	100,307	145,629

Non-current assets
Restricted cash	19,185	-
Mining interests	955,587	636,253
Goodwill	98,961	-
Deferred tax asset	21,716	17,898
Inventories	10,677	-
Equity investment	391	1,042
Available for sale investment	778	-
Total assets	1,207,602	800,822

Liabilities
Current liabilities
Trade and other payables	45,220	33,958
Taxes payable	7,985	6,735
Current portion of long-term debt	6,440	5,000
Total current liabilities	59,645	45,693

Non-current liabilities
Taxes payable	10,750	8,456
Deferred tax liability	53,722	47,660
Decommissioning liability	33,070	8,730
Long-term debt	82,392	22,214
Other long-term liabilities	6,399	6,979
Derivative liability	3,410	-
Total liabilities	249,388	139,732

Equity
Share capital	853,065	553,518
Warrant reserve	34,782	34,237
Share-based payment reserve	19,824	15,518
Foreign currency translation reserve	(3,405)	(4,644)
Retained earnings	53,948	62,461
Total equity	958,214	661,090
Total liabilities and equity	1,207,602	800,822

PRIMERO MINING CORP.
CONDENSED CONSOLIDATED INTERIM STATEM ENTS OF CASH FLOWS
TH REE AN D SIX MONTHS ENDED JUNE 30, 2014 AND 2013
(In thousands of United States dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30,
	2014	2013	2014	2013

Operating activities
Earnings(loss) before income taxes	4,893	16,207	(8,826)	22,031
Adjustments for:
Depreciation and depletion	19,606	8,069	31,927	16,221
Payments relating to decomissioning liability	-	-	-	(53)
Share-based payments - Stock Option plan	328	53	482	108
Share-based payments - Phantom Share Unit plan	3,160	(2,792)	11,197	2,128
Payments made under the Phantom Share Unit Plan	(6,443)	(5,048)	(9,131)	(5,727)
Unrealized loss on equity accounted investment	77	-	679	-
Unrealized (gain)/loss on available for sale investment	(3)	-	349	-
Unrealised gain on derivative liability	(286)	-	(286)	-
Loss on disposal of assets	1,195	101	1,215	165
Loss on write-down of inventory	-	-	1,225	-
Unrealized foreign exchange loss	2,690	177	2,328	1,310
Taxes paid	(506)	(210)	(939)	(523)
Other adjustments
Finance income (disclosed in investing activities)	(65)	(40)	(184)	(151)
Finance expense	1,785	415	2,308	924
Operating cash flow before working capital changes	26,431	16,932	32,344	36,433

Changes in non-cash working capital	(13,363)	(6,550)	(27,916)	(8,158)
Cash (used in) provided by operating activities	13,068	10,382	4,428	28,275

Investing activities
Expenditures on mining interests	(31,159)	(16,037)	(51,159)	(24,772)
Acquisition of Brigus Gold Corp (net)	-	-	(7,773)	-
Acquisition of Cerro Resources NL	-	(3,508)	-	(3,508)
Equity investment in Santana Minerals Limited	-	(1,062)	-	(1,062)
Interest received	65	40	184	151
Cash used in investing activities	(31,094)	(20,567)	(58,748)	(29,191)

Financing activities
Repayment of debt	(53,258)	-	(56,361)	(7,786)
Proceeds on exercise of options	1,678	34	9,363	910
Proceeds on issuance of flow-through shares	-		8,037
Interest paid	(1,135)	-	(1,578)	-
Drawdown of line of credit, net of transaction costs	28,192	-	28,192
Cash provided by (used in) financing activites	(24,523)	34	(12,347)	(6,876)

Effect of foreign exchange rate changes on cash	345	(705)	124	(1,062)

(Decrease) increase in cash	(42,204)	(10,856)	(66,543)	(8,854)
Cash and cash equivalents, beginning of period	86,372	141,246	110,711	139,244
Cash, end of period	44,168	130,390	44,168	130,390